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                                                                                                                        Exhibit 12.1


                                                          LabOne, Inc. and Subsidiaries

                                Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
                                        Earnings to Combined Fixed Charges and Preferred Stock Dividends

                                                          (in thousands, except ratios)

                                                                 Nine Months                    Years Ended December 31,
                                                             Ended September 30,
                                                                                   ------------------------------------------------
                                                                2004        2003      2003      2002      2001       2000      1999
                                                             -------------------      ----      ----      ----       ----      ----

Ratio of Earnings to Fixed Charges                              6.41        3.83      4.20      2.87      1.12       1.48      5.22

Earnings before income taxes                                 $29,835     $23,748   $32,704   $24,265   $ 2,101    $ 1,371   $ 6,981

Add:
       Fixed charges                                           5,513       7,037     8,833    10,417     4,919      2,850     1,654
       Amortization of capitalized interest
       Distributed income of equity investees
       Pre-tax losses of equity investees

Less:
       Capitalized interest                                      (20)          -         -         -         -          -         -
       Preferred dividends, grossed up                             -      (3,836)   (4,409)   (4,791)   (1,525)         -         -
       Minority interest in pre-tax earnings of
       subsidiaries that do not have fixed charges
                                                            -----------------------------------------------------------------------
                             Earnings for ratio purposes      35,328      26,949    37,128    29,891     5,495      4,221     8,635
Fixed charges:
       Interest expense (including amortization of bond        3,814       2,157     3,017     4,486     2,658      2,512     1,410
       issue discount, and debt issuance costs)
       Capitalized interest                                       20           -         -         -         -          -         -
       Interest portion of operating lease expense             1,679       1,044     1,407     1,140       736        338       244
       Preferred dividends, grossed up                             -       3,836     4,409     4,791     1,525          -         -
                                                            -----------------------------------------------------------------------
                                           Fixed charges       5,513       7,037     8,833    10,417     4,919      2,850     1,654
                                                            -----------------------------------------------------------------------

EBITDA                                                       $45,999     $33,726   $46,586   $37,799   $20,416    $14,583   $16,537

Actual Preferred dividend                                          -     $ 2,348   $ 2,699   $ 2,932   $   933          -         -
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